FOREIGN TRADE AND ECONOMIC COOPERATION BUREAU OF XIANYANG


                       (OFFICIAL DOCUMENT NUMBER: 1996 35)
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RE: CHANGE OF PARTNER OF XIANYANG DAMING ELECTRONICS CO.

Xianyang Daming Electronics Co. Ltd.:

     Your reporting document (No. 1996, 052) has been reviewed. The reply is as follows:

1. It is to approve that Xianyang Pianzhuan Group transfers all its interests of the joint venture - Xianyang Daming Electronics Co. Ltd. to Xianyang Pianzhuan Development Co. Ltd., who will assume all the rights and liabilities of the joint venture after the transfer.

2. The total investments and registration capital will not change after the transfer. It is to approve that Xianyang Pianzhuan Development Co. Ltd. transfer 55% interests of Xianyang Daming Electronics Co. Ltd. to Tomei Trading Co., Ltd., a Japanese company immediate after the transfer stated above. As the result, Xianyang Pianzhuan Development Co. Ltd. will own 20% interest of Daming from 75%, and the Tomei Trading Co. Ltd's holding interest in Daming will increase to 80% from 25%. The Board of Directors remains unchanged.

All other terms of Joint Venture Contract and By-Law will remain valid as before.

            FOREIGN TRADE AND ECONOMIC COOPERATION BUREAU OF XIANYANG



                                                              (seal)


                           April 25, 1996

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